O’Melveny & Myers LLP	T: +1 212 326 2000	File Number: 0507930-00003
Times Square Tower	F: +1 213 326 2061
7 Times Square	omm.com
New York, New York 10036

April 5, 2022	Portia Ku
D: +1 212 326 2168
pku@omm.com

CONFIDENTIAL
VIA EDGAR

Ms. Jessica Ansart

Ms. Christine Westbrook

Office of Life Sciences

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	BELITE BIO, INC. Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted March 15, 2022 CIK No. 0001889109

Dear Ms. Ansart and Ms. Westbrook:

On behalf of our client, Belite Bio, Inc, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 1, 2022, regarding the above-referenced Amendment No. 2 to Draft Registration Statement on Form F-1, as confidentially submitted via EDGAR to the Commission on March 15, 2022 (as amended, the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review. The changes reflected in the Revised Registration Statement include those made in response to the comments of the Staff set forth in the Staff's letter of April 1, 2022.

For the Staff’s convenience, we have reproduced below the comments from the Staff in bold italics, in each case followed by the Company’s corresponding response. Where applicable, we have included references to pages in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

Amendment No. 2 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 3. Please add disclosure discussing: (i) restrictions on currency exchanges in China may limit your ability to freely convert RMB to fund any future business activities outside China or other payments in U.S. dollars; and (ii) capital controls the Chinese government imposes may limit your ability to use capital from your subsidiaries located in China for business purposes outside of China. Please make similar revisions to your disclosure under the heading “Cash Transfers and Dividend Distribution” on page 9. Additionally, in your prospectus summary, disclose whether you have specific cash management policies and procedures in place that dictate how funds are transferred through your organization and if applicable, describe these policies and procedures in greater detail.

Response:

The Company respectfully advises the Staff that it has revised the disclosures on the cover page and on page 9 of the Revised Registration Statement.

Risk Factors

Business disruptions could seriously harm our future revenue and financial condition and increase our costs and expenses., page 60

2.	We note your response to our prior comment 10 and reissue the comment. Please also reference our prior comment 18 from our December 30, 2021 comment letter. Please revise your disclosure here to provide additional detail concerning the risks posed by COVID-19 to your development plans highlighted on pages 5-6 in the summary.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 6 of the Revised Registration Statement.

There are uncertainties regarding the interpretation and enforcement of PRC laws, rules and regulations..., page 65

3.	We note your revised disclosure to your risk factors on pages 65 and 66 in response to our prior comments 4, 5 and 8. You state on page 66:

•	“We do not expect these laws and regulations to result in a material change in our operations and/or the value of our ADSs, or to significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.”

•	“We do not foresee the recent regulations by the Chinese government to exert more oversight and control over securities offerings by China-based issuers to significantly limit or completely hinder our ability to offer or continue to offer securities to investors.”

Please revise these statements to discuss the relevant risks in the context of your commencing operations in China and/or Hong Kong.

Response:

The Company respectfully advises the Staff that it has revised the disclosure on page 65 of the Revised Registration Statement.

Enforceability of Civil Liabilities, page 92

4.	We note your disclosure that most of your officers and directors are nationals or residents of jurisdictions other than the United States and most of their assets are located outside of the United States. Please revise your disclosure here and in the related risk factor on page 78 to affirmatively state whether any of your officers, directors or other members of senior management are located in China. If so, disclose that their residence in China may make it even more difficult to enforce any judgments obtained from foreign courts against such persons compared to non-U.S. jurisdictions. Additionally, if your officers, directors or other members of management are located in China, please include a summary risk factor describing that it may be difficult to enforce any judgments obtained from foreign courts against you or your management in mainland China.

Response:

The Company respectfully advises the Staff that as of the date of this prospectus , none of its officers, directors or other members of its senior management is located in China, and that it has revised the disclosures on page 78 and 92 of the Revised Registration Statement.

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We appreciate the Staff’s comments and request that the Staff contact the undersigned at (212) 326-2168 or pku@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Portia Ku

Portia Ku
of O’Melveny & Myers LLP

cc:

Yu-Hsin Lin, Chief Executive Officer and Chairman, Belite Bio, Inc

Hao-Yuan Chuang, Chief Financial Officer, Belite Bio, Inc

Vincent Lin, O’Melveny & Myers LLP

John J. Hart, Ellenoff Grossman & Schole LLP

Joy Pan, Friedman LLP